QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 13, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.

75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐          No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                        .

MILLICOM INTERNATIONAL CELLULAR S.A.

        Millicom International Cellular S.A. ("Millicom") is providing revised information for its geographical segment reporting for the years 2001 through 2003 in order to present information for those periods on a basis consistent with the level of detail it has provided in its quarterly reports starting in the first quarter of 2004. Specifically, Millicom has broken down its Asia segment into a South East Asia segment and a South Asia segment, and its Latin America segment into a Central America segment and a South America segment. Financial statements for those years that reflect the additional detail in segment reporting are included as an exhibit to this report.

INDEX TO EXHIBITS

Item
1.	Financial Statements

        Audited Consolidated Financial Statements of Millicom International Cellular S.A. and its Subsidiaries for the Years Ended December 31, 2003, 2002 and 2001.

2.	Consent of Registered Public Accountants

        Consent of PricewaterhouseCoopers S.à r.l. to the incorporation by reference of their report dated March 31, 2004, except for Note 31 as to which the date is April 30, 2004 and except for Note 20 and Note 22 as to which the date is January 10, 2005.

        The information contained in this report is incorporated by reference into Registration Statement No. 333-111779.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (REGISTRANT)
Date: January 13, 2005	By:	/s/ BRUNO NIEUWLAND Name: Bruno Nieuwland Title: Chief Financial Controller
	By:	/s/ MARC BEULS Name: Marc Beuls Title: President and Chief Executive Officer

QuickLinks

INDEX TO EXHIBITS
SIGNATURES